SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2003
Commission file number 33-56623
Cintas Partners' Plan

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cintas Partners' Plan

May 31, 2003 and 2002 and for the year ended May 31, 2003
with Report of Independent Auditors

Cintas Partners' Plan

Financial Statements
and Supplemental Schedule

May 31, 2003 and 2002 and for the
year ended May 31, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Administrative Committee
Cintas Partners' Plan

We have audited the accompanying statements of net assets available for benefits of Cintas Partners' Plan (the "Plan") as of May 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended May 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

September 19, 2003

Cintas Partners' Plan

Statements of Net Assets Available for Benefits

	May 31	
	2003	**2002**
Assets		
Investments, at fair value	**$ 290,108,195**	$ 301,259,243
Receivables:		
Employer contributions	**18,483,123**	17,768,000
Accrued income	**1,236**	1,577
	18,484,359	17,769,577
Cash	**722**	827
Total assets	**308,593,276**	319,029,647
Liability		
Notes payable	**8,590,938**	5,090,938
Net assets available for benefits	**$ 300,002,338**	$ 313,938,709

See accompanying notes.

Cintas Partners' Plan

Statement of Changes in Net Assets Available for Benefits

Year ended May 31, 2003

Additions	
Investment income:	
Interest and dividends	**$ 3,727,420**
Net depreciation in fair value of investments	**(42,733,819)**
	(39,006,399)
Contributions:	
Employer	**20,073,143**
Participants	**25,789,044**
Rollovers	**831,200**
Transfer from other plan	**1,722,720**
Total additions	**9,409,708**
Deductions	
Benefit payments	**21,249,797**
Administrative expenses	**1,005,174**
Interest expense	**66,838**
Miscellaneous	**1,024,270**
Total deductions	**23,346,079**
Net decrease	**(13,936,371)**
Net assets available for benefits:	
Beginning of year	**313,938,709**
End of year	**$ 300,002,338**

See accompanying notes.

1. Description of the Plan

The following description of the Cintas Partners' Plan (the "Plan") provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

Cintas Corporation (the "Company") established the Plan on June 1, 1991 upon the merger of the Profit Sharing Plan of Cintas Corporation and Cintas Corporation Employee Stock Ownership Plan. In June 1993, the Plan was amended to enable Participants to make voluntary before-tax contributions.

General

The Plan is a defined contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the "Code"), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). A Vice President of the Company currently administers the Plan and Fifth Third Bank serves as Plan Trustee.

Eligibility and Participation

Effective January 1, 2003, U.S. employees of the Company are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. Participants are eligible to participate in all other portions of the Plan after one year of service and will receive an allocation of Company contributions provided they work at least 1,000 hours during such plan year and are employed on the last day of the plan year. Prior to January 1, 2003, employees were eligible to participate in the tax-deferred contribution portion of the Plan after one year of service provided they work at least 1,000 hours during such plan year.

1. Description of the Plan (continued)

Contributions

Effective June 1, 2002, a Participant is permitted to make voluntary before-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1 percent to 75 percent. Prior to June 1, 2002, a Participant was permitted to make voluntary before-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1 percent to 10 percent. At its discretion, the Board of Directors of the Company may authorize a matching contribution of Participants' before-tax contributions. A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts, into the Participant's account. Company profit sharing and employee stock ownership plan (ESOP) contributions are allocated to the Profit Sharing Contributions Account and the Employee Stock Ownership Contributions Account, respectively and made at the discretion of the Company's Board of Directors.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary before-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) Forfeitures from the Profit Sharing, 401(k) Matching and ESOP accounts, (iv) the Company's matching contribution and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for the Profit Sharing and ESOP portion of (iii) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided they are eligible to receive a profit sharing or an ESOP allocation. Allocation for the 401(k) Matching portion of (iii) is based upon the ratio of a participant's 401(k) contributions to the total 401(k) contributions, provided they are eligible to receive a matching contribution. Allocations for (iv) are equal to the eligible Participant's before-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. Allocations for (v) are based upon the ratio of each Participant's account value to the total value within that fund as of the previous valuation date.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their 401(k) before-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Invesco Stable Value Fund* seeks to maintain a constant unit value of $1.00, while earning higher yields than a money market investment. This fund invests in shares of a registered investment company that invests in a pool of guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. Synthetic contracts are composed of triple-A-rated securities and high quality bond portfolios.

The *State Street Global Advisors Bond Market Index Fund* seeks to mirror the performance of the Lehman Brothers Aggregate Bond Index. By mirroring the performance of the index, the fund achieves broad diversification throughout the various sectors and segments of the fixed income market. The fund is primarily invested in high quality bonds and typically invests in intermediate term bonds.

The *Dreyfus LifeTime Income Portfolio* invests in a diversified mix of bonds, stocks and money market investments. The fund focuses primarily on the income and stability of bonds and money market instruments. The fund's target allocation is 75% fixed income and 25% equities.

The *Dreyfus LifeTime Growth and Income Portfolio* seeks long-term growth of capital, current income, and growth of income. This fund invests in a diversified mix of stocks and bonds and has a target portfolio structure of 50% bonds and 50% stocks. It will overweight either stocks or bonds based on market conditions and opportunities in the marketplace.

The *Dreyfus LifeTime Growth Portfolio* invests primarily in stocks, with a lesser emphasis on bond investments. The funds target structure is 80% stocks and 20% bonds.

The *State Street Global Advisors Standard & Poor's 500 Index Fund* seeks to mirror the performance of the Standard & Poor's 500 Stock Index, an unmanaged index of 500 common stocks of U. S. companies. This fund invests in all 500 stocks or in mutual funds that mirror the S&P 500, in their appropriate weightings.

1. Description of the Plan (continued)

Investment Elections (continued)

The *Davis New York Venture Fund* seeks investment opportunities in large undervalued stocks located within the domestic stock market. The strategy is to identify companies with stock prices trading below the value of the company and recognize the opportunities early before the remainder of the market identifies the company's true value.

The *MFS Massachusetts Investors Growth Fund* invests in large company stocks that are experiencing increasing or above average growth. The fund seeks investment opportunities in financially solid companies with strong management, competitive positions in their industries and the potential for continued growth.

The *State Street Global Advisors MidCap 400 Index Fund* invests in medium size companies with values between $2 billion and $8 billion. In particular, it invests in the stocks contained in the Standard & Poor's MidCap 400 Index. Because it invests in all 400 stocks in the S&P index, the fund holds stocks in a variety of industry groups and segments within the mid-cap market. The fund's goal is to match the returns of the mid-cap portion of the U.S. stock market.

The *T. Rowe Price Small Cap Stock Fund* invests in small-cap stocks within the U.S. Companies considered small-cap stocks are those with a total market value below $2 billion. Typically, the portfolio consists of small-cap companies that offer superior growth in earnings coupled with an attractive stock price.

The *Putnam International Growth Fund* seeks long-term growth of capital through a diversified portfolio of stocks of foreign companies. This fund generally invests in equity securities of companies listed on foreign exchanges, primarily within Europe and Japan. Additionally, it has historically included a lesser allocation to the Pacific Rim and emerging market countries. Investments in foreign securities require special consideration because there is a greater level of risk.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank will make purchases of the Company's stock for this fund either on the open market or directly from the Company. The Trustee will determine when to purchase the Company's common stock for the fund. Until purchases are made, contributions will be invested in cash. The Participants through a proxy will direct Fifth Third Bank how to vote this stock.

1. Description of the Plan (continued)

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee before-tax contributions, rollover contributions, and earnings thereon vest immediately. Participants are 100% vested in their ESOP Contributions Account and Profit Sharing Contribution Account after 5 years of service, with no partial vesting. A participant is vested in his or her Company Matching Contribution Account for contributions made for and after the Plan year ending May 31, 2003 in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

Matching contributions made prior to the Plan year ending May 31, 2003 will continue to vest under the five-year cliff schedule, with no partial vesting.

Participant Loans

Participants may borrow, from their 401(k) fund, a minimum of $500 up to a maximum of the lesser of 50 percent of the fair market value of the Participant's Before-Tax Contributions Account, Rollover Contributions Account, and Vested Transfer Contributions Account or $50,000 less the Participant's highest outstanding loan balance during the twelve month period immediately preceding the date of the loan. Loans shall bear interest at a rate of 1 percent over the Wall Street Journal prime rate and loan terms shall not be less than six months nor exceed five years, unless it is to purchase a principal residence in which case the loan term shall not exceed ten years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's Before-Tax, Rollover, After-Tax and Transfer Contributions, as soon as administratively practical after the participant has been separated from the Company.

A Participant may receive a lump sum amount of their ESOP Contribution Account, Profit Sharing Contribution Account, and Company Matching Contribution Account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP Contributions Account, Profit Sharing Contribution Account, and Company Matching Contribution Account after the Participant has been separated from the Company for a period of two years or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual or annual installment payments over a period not extending beyond a ten year period or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP Contributions Account in full shares of Cintas Common Stock.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the Company and other common stocks are valued at the last reported sale price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

The Plan purchased 270,000 shares and 114,914 shares of the Company's common stock in May 2000 and 2003, respectively, using the proceeds of bank loans (see Note 4) guaranteed by the Company. The bank loans are to be repaid over a period of ten years through fully deductible Company contributions to the Plan. Based on the Company's contribution, shares are allocated to the employees; however, the unallocated shares are collateral for the debt, and remain so until final payment of the loan.

The fair value of individual investments that represent 5 percent or more of the Plan's net assets at May 31, were as follows:

	2003	2002
Investments at fair value, as determined by quoted market prices:		
Cintas Corporation Common Stock Fund	**$ 103,360,732**	$ 120,299,623
Davis New York Venture Fund	**21,999,634**	20,485,371
Dreyfus Lifetime Growth and Income Portfolio	**69,323,155**	79,085,787
Invesco Stable Value Fund	**36,600,499**	33,598,339
State Street Global Advisors S&P 500 Index Fund	**19,280,617**	18,153,005

3. Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year ended May 31, 2003) depreciated in value as follows:

Investments, at fair value as determined by quoted market price:		
Cintas Corporation Common Stock	$	**34,860,558**
Shares of registered investment companies		**7,873,261**
	$	**42,733,819**

4. Notes Payable

During fiscal year 2000, the Plan obtained three bank loans totaling $7,915,315 for the purchase of 270,000 shares of the Company's common stock. The variable rate loans are guaranteed by the Company and mature on June 30, 2002 with an option to extend the loans through 2008. At May 31, 2003, a balance of $4,590,938 remains outstanding on these loans. On April 30, 2003, the Plan obtained a bank loan totaling $4,000,000 for the purchase of 114,914 shares of the Company's common stock. This variable rate loan matures on June 30, 2005. All loans are payable in full on the maturity date.

These loans are secured by 290,163 unallocated shares of the Company's common stock with a fair market value of $10,741,834.

5. Related-Party Transactions

Certain Plan investments are shares of regulated investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for these investment management services amounted to $1,005,174 for the year ended May 31, 2003.

Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by the Company.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Supplemental Schedule

Cintas Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held At End of Year)

May 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value		Current Value
Common stock			
ESC Seagate Technology	416	shares	$ 4
Cintas Corporation stock			
Cintas Corporation Common Stock Fund	2,502,427	shares	103,360,732
Interest-bearing cash			
Fifth Third Price Money Market Fund**	101,946	shares	101,946
Fifth Third Banksafe Trust**	3,192,962	shares	3,192,962
			3,294,908
Shares of registered investment companies			
Davis New York Venture Fund	957,338	shares	21,999,634
Dreyfus LifeTime Growth and Income Portfolio	4,800,773	shares	69,323,155
Dreyfus LifeTime Growth Portfolio	250,668	shares	2,915,268
Dreyfus LifeTime Income Portfolio	118,251	shares	1,502,972
Invesco Stable Value Fund	36,600,499	shares	36,600,499
MFS Massachusetts Investment Growth Fund	468,799	shares	4,828,635
Putnam International Growth Fund	544,714	shares	9,407,209
State Street Global Advisors Bond Index Fund	790,107	shares	9,515,001
State Street Global Advisors MidCap 400 Index Fur	17,376	shares	187,586
State Street Global Advisors S&P 500 Index Fund	2,231,545	shares	19,280,617
T. Rowe Price Small Cap Stock Fund	12,936	shares	302,962
			175,863,538
Participant loans	Interest rates ranging from 5.75-10.50%		7,589,013
			$ 290,108,195

** Indicates party-in-interest to the Plan.
Cost information is not required for participant-directed amounts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: November 18, 2003

By: Larry Fultz

Larry Fultz, Plan Administrator

1179553.1

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56623) pertaining to the Cintas Partners' Plan of Cintas Corporation of our report dated September 19, 2003 with respect to the financial statements and schedule of the Cintas Partners' Plan included in this Annual Report (Form 11-K) for the year ended May 31, 2003.

Ernst + Young LLP

Cincinnati, Ohio
November 21, 2003